Exhibit 99.1

UMAMI Bioworks and Steakholder Foods Join Forces
to Scale 3D-Printed Fish Fillets for Global Commercialization

Singapore, Nov. 25, 2024 (GLOBE NEWSWIRE) -- UMAMI Bioworks, a leading global cultivated seafood platform provider and Steakholder Foods (Nasdaq: STKH), a leading innovator in alternative proteins and 3D printing technologies, today announced the culmination of a two-year R&D collaboration funded by the Singapore-Israel Industrial R&D (SIIRD) grant. The partnership established the feasibility of producing 3D-printed cultivated fish products at scalable volumes and will now advance to bring commercial-ready seafood products to market.

The collaboration has laid the groundwork for producing premium cultivated fish fillets using 3D printing technology, marking a significant step toward sustainable seafood commercialization. Through this partnership, the companies have successfully created a portfolio of prototype designs, demonstrating the versatility of 3D printing and cell cultivation in producing a range of fish products that match the attributes of a range of species. As part of their strategic efforts, UMAMI Bioworks and Steakholder Foods will also partner with Singapore’s National Additive Manufacturing Innovation Cluster (NAMIC), a national platform hosted by the Agency for Science, Technology and Research (A*STAR), to focus on translating recent R&D efforts into seafood products ready for commercialization in Singapore and beyond.

“Our partnership with Steakholder Foods is well aligned with our strategy to create a sustainable seafood platform with the scalability required for global impact,” said Mihir Pershad, CEO of UMAMI Bioworks. “Through this collaboration, we are integrating cutting-edge 3D-printing technology into our cultivated seafood production platform to meet the growing demand for ethical, high-quality alternatives without compromising marine biodiversity.”

UMAMI Bioworks and Steakholder Foods are jointly pushing the boundaries of cellular agriculture and food technology. With cultivated seafood poised to reduce the environmental footprint of traditional fishing practices, this collaboration will serve as a model for future partnerships aimed at transforming the seafood industry.

Arik Kaufman, CEO of Steakholder Foods, commented: “Partnering with UMAMI Bioworks allows us to further extend our longstanding expertise in 3D printing of plant-based seafood to the production of cultivated products. By leveraging our collective strengths, we aim to quickly develop commercial products that meet industry needs while aligning with regulatory and sustainability goals.”

With the support of NAMIC, the companies aim to develop and refine 3D-printed fish fillets, targeting both local and international markets. The partnership also sets the stage for proactively navigating emerging food safety standards and regulatory frameworks, ensuring that these products are ready for swift commercial deployment.

Dr Ho Chaw Sing, CEO of NAMIC, added “This collaboration comes at a pivotal moment as Singapore’s aims to achieve food resilience as part of Singapore’s 30 by 30 goal. With the aquaculture sector contributing significantly to this goal, we hope to bolster the cellular agriculture industry as an alternative to the agri-food industry by leveraging on Steakholder Foods’ proprietary 3D printing technology and Umami Bioworks’ cultivated bioproduct expertise to accelerate the development of alternative seafood products, with comparable taste and texture to natural seafood.”

About UMAMI Bioworks

UMAMI Bioworks is the leading bioplatform for the development and production of sustainable planetary biosolutions. Through the synthesis of machine learning, multi-omics biomarkers, and digital twins, UMAMI has established market-leading capability for discovery and development of cultivated bioproducts that can seamlessly transition to manufacturing with UMAMI’s modular, automated, plug-and-play production solution. By partnering with market leaders as their biomanufacturing solution provider, UMAMI is democratizing access to sustainable blue bioeconomy solutions that address a wide range of global challenges.

For more information, visit www.umamibioworks.com

About Steakholder Foods

Steakholder Foods is at the forefront of transforming the alternative protein industries through its advanced technology. Founded in 2019, Steakholder Foods specializes in developing and selling 3D-printing production machines, supported by proprietary premix blends, formulated from the highest-quality raw ingredients. These innovative tools are designed to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance and offer a safe and sustainable alternative to industrialized meat and seafood production.

Steakholder Foods’ expertise in creating alternative proteins products that replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. The company is also exploring the integration of cultivated cells, preparing for future advancements in food technology.

For more information, please visit: https://steakholderfoods.com

About NAMIC

The National Additive Manufacturing Innovation Cluster (NAMIC) is a national platform hosted by the Agency for Science, Technology and Research (A*STAR), supported by the National Research Foundation under the Prime Minister’s Office and the Ministry of Trade and Industry, together with Enterprise Singapore and the Singapore Economic Development Board. NAMIC aims to accelerate the adoption of hybrid and digital additive manufacturing technologies under Singapore’s Manufacturing and Economy 2030 Vision, helping industries transform towards innovation and high value-added manufacturing using sustainably sourced, nature-based designs and cradle-to-cradle on-demand manufacturing. NAMIC achieves this by focusing on value capture and creation through an industry sectoral engagement approach, leveraging on public-private partnerships and R&D investments, supporting translational research, and accelerating industry test-bedding towards commercial scale-up. NAMIC continues to grow its international outreach, identifying and supporting deep-tech companies incorporating AM technologies seeking capital injection either through project joint-funding or its investor networks.

For more information, pls visit https://namic.sg.

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